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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15
             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934

                         Commission File Number 0-26345

                                CareInsite, Inc.
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             (Exact name of registrant as specified in its charter)

                                 669 River Drive
                                Elmwood Park, NJ
                                      07407
                                  201-703-3400
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
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            (Title of each class of securities covered by this Form)

                                      None
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   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       (x)               Rule 12h-3(b)(1)(ii)      ( )
Rule 12g-4(a)(1)(ii)      ( )               Rule 12h-3(b)(2)(i)       ( )
Rule 12g-4(a)(2)(i)       ( )               Rule 12h-3(b)(2)(ii)      ( )
Rule 12g-4(a)(2)(ii)      ( )               Rule 15d-6                ( )
Rule 12h-3(b)(1)(i)       (x)


         Approximate number of holders of record as of the certification on notice date: 0
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
WebMD Corporation (as the parent entity of its wholly owned subsidiary, Avicenna Systems Corp., the successor by merger to CareInsite, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Dated:   September 12, 2000        By /s/ JOHN L. WESTERMANN III
                                      ----------------------------------------
                                      John L. Westermann III
                                      Executive Vice President, Chief Financial
                                      Officer and Treasurer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.